UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                  Amersham plc
                                (Name of Issuer)

                         Ordinary Shares of 5 pence each
                         (Title of Class of Securities)

                                    G03282103
                                 (CUSIP Number)

                                 Louise Guarneri
                           Credit Suisse First Boston
                              Eleven Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  March 9, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G03282103                   13D


   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) [ ]
        (b) [X]

   3    SEC USE ONLY

   4    SOURCE OF FUNDS*

        WC

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   [X]

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland

                           7    SOLE VOTING POWER

                                See Item 5.

    NUMBER OF SHARES       8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                See Item 5.
     EACH REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH
                                See Item 5.

                           10   SHARED DISPOSITIVE POWER

                                See Item 5.

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        See Item 5.

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        See Item 5.

   14   TYPE OF REPORTING PERSON*

        BK, HC


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 3 amends and supplements the Report on Schedule 13D, originally filed on December 22, 2003 (the "Original Schedule 13D") as amended by Amendment No. 1 thereto, filed on January 30, 2004, and Amendment No. 2, filed on February 18, 2004, with respect to the Ordinary Shares of 5 pence each (the "Shares") of Amersham plc, a UK corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2.           Identity and Background.

         Item 2 is hereby amended in its entirety to read as follows:

         In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

         CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Company. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

         The Bank owns all the voting stock of Credit Suisse First Boston (International) Holding AG ("CSFBH"), a Swiss company. CSFBH acts as a holding company for certain subsidiaries of Credit Suisse First Boston in Europe, and since December 1996, in the Pacific region. The address of the principal business and office of CSFBH is Bahnhofstrasse 17, P.O. Box 234, CH-6301 Zug, Switzerland.

         CSFBH owns all of the voting equity of Credit Suisse First Boston (UK) Investments ("CSFB-UKI"), a UK limited liability company that acts as an investment holding company for the UK interests of CSFB. The address of the principal business and office of CSFB-UKI is One Cabot Square, London, UK, E14 4QJ.

         CSFBH also owns all of the voting equity of Credit Suisse First Boston Management AG ("CSFBM"), a Swiss company that provides financial advisory services and participates in many types of financial transactions. The address of the principal business and office of CSFBM is Uetlibergstrasse 231, P.O. Box 990, CH-8070 Zurich, Switzerland.

         Credit Suisse First Boston (UK) Investment Holdings ("CSFB-UKIH") is a UK limited liability company that acts as a holding company for the UK interests of CSFB. CSFB-UKI holds a majority of CSFB-UKIH's equity; CSFBM holds the remaining equity. The address of the principal business and office of CSFB-UKIH is One Cabot Square, London, UK, E14 4QJ.

         CSFB-UKIH holds all of the voting stock of Credit Suisse First Boston Equities Limited ("CSFB Equities"), a UK limited liability company. CSFB Equities is a UK broker-dealer whose principal business is the provision of general advisory, dealing and market making services in UK equities. The address of CSFB Equities' principal business and office is One Cabot Square, London, UK, E14 4QJ.

         Credit Suisse First Boston International ("CSFB-Int") is a UK bank that structures and trades over-the-counter derivative products linked to interest rates, equities, foreign exchange and credit. The address of the principal business and office of CSFB-Int is One Cabot Square, London, UK, E14 4QJ. The Bank owns a majority of CSFB-Int's voting equity. CSG and CSFBH own the remaining voting equity. CSFB-UKI owns a majority of CSFB-Int's non-voting equity. The Bank and CSG own the remaining non-voting equity. The address of CSFB-Int's principal business and office is One Cabot Square, London, UK, E14 4QJ.

         CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG is comprised of the Credit Suisse Financial Services business unit (the "Credit Suisse Financial Services business unit"), which offers investment products, private banking and financial advisory services, including insurance and pension solutions, for private and corporate clients in Europe and other markets around the world. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

         CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own the Shares of the Company to which this Statement relates, and such Shares are not reported in this Statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of Asset Management and the Credit Suisse Financial Services business unit disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

         The name, business address, citizenship, present principal occupation or employment, and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities and CSFB-Int are set forth on Schedules A-1 through A-11 attached hereto, each of which is incorporated by reference herein.

         Except as otherwise provided herein, during the past five years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities or CSFB-Int nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A-1 through A-11 attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBC.

         CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

         Under the terms of the coordinated settlement:

        o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

        o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

         In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

         The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

         Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket.

         On October 31, 2003, the U.S. District Court for the Southern District of New York (the "SDNY") approved the global settlement among a number of Wall Street firms, including CSFB LLC, and a coalition of state and federal regulators and self-regulatory organizations (the "Global Settlement"). CSFB LLC, without admitting or denying any alleged violation, consented to the Global Settlement and thereby resolved a Securities and Exchange Commission's ("SEC") complaint filed on April 28, 2003, in the SDNY. In this complaint, the SEC alleged that, from July 1998 to December 2001, CSFB LLC engaged in acts and practices that created or maintained inappropriate influence over research analysts, thereby imposing conflicts of interest on research analysts that CSFB LLC failed to manage in an adequate or appropriate manner. The SEC's complaint also alleged that CSFB LLC engaged in inappropriate "spinning" of "hot" IPO allocations in violation of New York Stock Exchange ("NYSE") and NASD Inc. ("NASD") rules requiring adherence to high business standards and just and equitable principles of trade, and that CSFB LLC's books and records relating to certain transactions violated the broker-dealer record-keeping provisions of
Section 17(a) of the Securities Exchange Act of 1934, NYSE Rules 401, 440 and 476(a)(6) and NASD Rules 2110 and 3110.

         Under the terms of the Global Settlement:

        o CSFB LLC agreed to pay the following amounts: $75 million as a penalty, $75 million as disgorgement of commissions and other monies for restitution for investors, and $50 million to be used to fund independent research. This $50 million to fund independent research is payable over a five year period.

        o CSFB LLC is required, among other things, to: (i) separate its research and investment banking departments and make independent research available to investors, (ii) prohibit its analysts from receiving compensation for investment banking activities and prohibit analysts' involvement in investment banking "pitches" and "roadshows," (iii) contract, for a five-year period, with no fewer than three independent research firms that will make available independent research to CSFB's customers, and (iv) make its analysts' historical price targets (among other things) publicly available.

        o CSFB LLC is permanently restrained and enjoined from violating Sections 15(c) and 17(a) of the Exchange Act, Exchange Act Rules 15c1-2 and 17a-3, NASD Rules 2110, 2210, 3010, and 3110, and NYSE
            Rules 342, 401, 440, 472, and 476.

Other Wall Street firms were subject to similar requirements.


Item 3.           Source and Amount of Funds.

Item 3 is hereby amended in its entirety to read as follows:

         The aggregate consideration (exclusive of commissions) paid by CSFB Equities and CSFB-Int for the acquisitions of the Company's Shares described in
Item 5(a) was UK(pound)467,758,516 and NOK816,546, consisting of UK(pound)467,527,676 paid by CSFB Equities and UK(pound)230,840 and NOK816,546 paid by CSFB-Int. The aggregate consideration (exclusive of commissions) paid by CSFB LLC and CSFB Equities for the American Depository Receipts, each representing five Shares ("ADRs"), described in Item 5(a) was US$172,855, consisting of US$151,838 paid by CSFB LLC and US$21,017 paid by CSFB Equities.

         The funds used by CSFB Equities, CSFB-Int and CSFB LLC to make these acquisitions, and the acquisitions described in Schedule B attached hereto, came from working capital.

Item 4.           Purpose of the Transaction.

Item 4 is hereby amended in its entirety to read as follows:

         CSFB Equities acquired 2,000,000 Shares and 2,642 ADRs for customer facilitation purposes, 18,928,722 Shares as part of risk arbitrage trading strategies, 17,700 Shares as part of index arbitrage trading strategies and 36,924,445 Shares for hedging purposes. CSFB-Int acquired 51,223 Shares for hedging purposes. CSFB LLC acquired 2,300 ADRs as part of statistical arbitrage trading strategies.

         Each of CSFB Equities, CSFB-Int and CSFB LLC intends to optimize the value of its investments and, therefore, will review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, and in the case of CSFB Equities and CSFB-Int, depending on client initiated transactions, each of CSFB Equities, CSFB-Int and CSFB LLC may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares or other securities through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares or other securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Except as set forth herein, each of the Reporting Person, CSFB Equities, CSFB-Int and CSFB LLC has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

         (a) As of March 11, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 57,946,800 Shares, consisting of 57,870,867 Shares and 2,642 ADRs held directly by CSFB Equities, 51,223 Shares held directly by CSFB-Int, and 2,300 ADRs held directly by CSFB LLC. (Each ADR represents five Shares.)

         Accordingly, the Reporting Person may be deemed to beneficially own 8.3% of the outstanding Shares.

         To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities or CSFB-Int nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-10 attached hereto, beneficially owns any additional Shares or ADRs.

          (b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares and ADRs referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares and ADRs among CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities and CSFB-Int.

         (c) Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares and the ADRs effected by the Reporting Person and its subsidiaries during the period beginning February 16, 2004 and ending March 11, 2004, inclusive.

         (d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or ADRs beneficially owned by the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, CSFBH, CSFB-UKI, CSFBM, CSFB-UKIH, CSFB Equities or CSFB-Int.

         (e) Not applicable.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: March 15, 2004

                                             CREDIT SUISSE FIRST BOSTON, on
                                             behalf of the CREDIT SUISSE FIRST
                                             BOSTON BUSINESS UNIT

                                             By: /s/ Louise Guarneri
                                                 -------------------------------
                                                 Name: Louise Guarneri
                                                 Title: Director


                                                   SCHEDULE A-1

                                    EXECUTIVE OFFICERS OF THE REPORTING PERSON


The following sets forth the name, business address, present principal occupation and citizenship of each executive officer of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue,
New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

John J. Mack                  Eleven Madison Avenue      Chairman, Second Chief Executive Officer   United States
                              New York, NY 10010
                              USA

Christopher Carter            Eleven Madison Avenue      Chairman of Europe                         Great Britain
                              New York, NY 10010
                              USA

Brady W. Dougan               Eleven Madison Avenue      Co-President, Institutional Securities     United States
                              New York, NY 10010
                              USA

Stephen R. Volk               Eleven Madison Avenue      Chairman of CSFB                           United States
                              New York, NY 10010
                              USA

Thomas R. Nides               Eleven Madison Avenue      Chief Administrative Officer               United States
                              New York, NY 10010
                              USA

Hector William Hepburn Sants  One Cabot Square           Chief Executive Officer and Assistant      Great Britain
                              London,England             Vice Chairman of European Region

Richard Edward Thornburgh     Eleven Madison Avenue      Ex Officio Member of the Operating         United States
                              New York, NY 10010         Committee and the Executive Board
                              USA

Adebayo Ogunlesi              Eleven Madison Avenue      Global Head of Investment Banking          Nigeria
                              New York, NY 10010
                              USA

Eileen K. Murray              Eleven Madison Avenue      Head of Global Technology, Operations      United States
                              New York, NY 10010         and Product Control
                              USA

Brian Finn                    Eleven Madison Avenue      Co-President, Institutional Securities     United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Global General Counsel and Vice Chairman   United States
                              New York, NY 10010         to Oversee Research and Legal and
                              USA                        Compliance Departments

Paul Calello                  Eleven Madison Avenue      Chairman and Chief Executive Officer       United States
                              New York, NY 10010         of the Asia-Pacific Region
                              USA

John A. Ehinger               Eleven Madison Avenue      Co-Head of the Equity Division             United States
                              New York, NY 10010
                              USA

James P. Healy                Eleven Madison Avenue      Co-Head of the Fixed Income Division       United States
                              New York, NY 10010
                              USA

James E. Kreitman             Eleven Madison Avenue      Co-Head of the Equity Division             United States
                              New York, NY 10010
                              USA

Jerry Wood                    Eleven Madison Avenue      Co-Head of the Fixed Income Division       United States
                              New York, NY 10010
                              USA

Barbara A. Yastine            Eleven Madison Avenue      Chief Financial Officer                    United States
                              New York, NY 10010
                              USA

Joanne Pace                   Eleven Madison Avenue      Global Head of Human Resources             United States
                              New York, NY 10010
                              USA


                                                   SCHEDULE A-2

                       EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON, INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc.
is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

John J. Mack                  Eleven Madison Avenue      President, Chief Executive Officer         United States
                              New York, NY 10010         and Board Member
                              USA

Stephen R. Volk               Eleven Madison Avenue      Board Member                               United States
                              New York, NY 10010
                              USA

Adebayo O. Ogunlesi           Eleven Madison Avenue      Managing Director                          Nigeria
                              New York, NY 10010
                              USA

Brady W. Dougan               Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Carlos Onis                   Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

D. Wilson Ervin               Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

David C. Fisher               Eleven Madison Avenue      Managing Director, Chief Accounting        United States
                              New York, NY 10010         Officer and Controller
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Managing Director and General Counsel      United States
                              New York, NY 10010
                              USA

Jeffrey H. Salzman            Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue      Managing Director and Treasurer            United States
                              New York, NY 10010
                              USA

Neil Moskowitz                Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Neil Radey                    Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Robert C. O'Brien             Eleven Madison Avenue      Managing Director and Chief                United States
                              New York, NY 10010         Credit Officer
                              USA

Eileen K. Murray              Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA


                                                   SCHEDULE A-3

                    EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (USA), INC.


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston
(USA), Inc. is Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

Brian D. Finn                 Eleven Madison Avenue      President, Chief Executive Officer         United States
                              New York, NY 10010         and Board Member
                              USA

Stephen R. Volk               Eleven Madison Avenue      Managing Director and Board Member         United States
                              New York, NY 10010
                              USA

Adebayo O. Ogunlesi           Eleven Madison Avenue      Board Member, Managing Director and        Nigeria
                              New York, NY 10010         Head of Global Investment Banking
                              USA

Eileen K. Murray              Eleven Madison Avenue      Board Member and Managing Director         United States
                              New York, NY 10010
                              USA

Brady W. Dougan               Eleven Madison Avenue      Head of the Securities Division and Board  United States
                              New York, NY 10010         Member
                              USA

Andrew B. Federbusch          Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Barbara A. Yastine            Eleven Madison Avenue      Board Member and Managing Director         United States
                              New York, NY 10010
                              USA

Jeffrey H. Salzman            Eleven Madison Avenue      Managing Director and Head of Private      United States
                              New York, NY 10010         Client Services
                              USA

D. Wilson Ervin               Eleven Madison Avenue      Head of Strategic Risk Management          United States
                              New York, NY 10010
                              USA

David C. Fisher               Eleven Madison Avenue      Chief Financial and Accounting Officer     United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Managing Director and General Counsel      United States
                              New York, NY 10010
                              USA

Neil Radey                    Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue      Treasurer                                  United States
                              New York, NY 10010
                              USA

Robert C. O'Brien             Eleven Madison Avenue      Chief Credit Officer                       United States
                              New York, NY 10010
                              USA

Peter Calamari                Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Frank J. DeCongelio           Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

John A. Ehinger               Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

James P. Healy                Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

James E. Kreitman             Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Jerry Wood                    Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA



                                                   SCHEDULE A-4

                        EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON LLC


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston LLC. The business address of Credit Suisse First Boston LLC is
Eleven Madison Avenue, New York, New York 10010.

Name                          Business Address           Title                                      Citizenship
----                          ----------------           -----                                      -----------

John J. Mack                  Eleven Madison Avenue      President, Chief Executive Officer         United States
                              New York, NY 10010         and Member of the Board of Managers
                              USA

David C. Fisher               Eleven Madison Avenue      Chief Financial Officer and Member         United States
                              New York, NY 10010         of the Board of Managers
                              USA

Carlos Onis                   Eleven Madison Avenue      Board Member and Member of the             United States
                              New York, NY 10010         Board of Managers
                              USA

Brady W. Dougan               Eleven Madison Avenue      Board Member and Managing Director         United States
                              New York, NY 10010
                              USA

D. Wilson Ervin               Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Frank J. DeCongelio           Eleven Madison Avenue      Head of Operations                         United States
                              New York, NY 10010
                              USA

Lewis H. Wirshba              Eleven Madison Avenue      Treasurer                                  United States
                              New York, NY 10010
                              USA

Robert C. O'Brien             Eleven Madison Avenue      Managing Director                          United States
                              New York, NY 10010
                              USA

Gary G. Lynch                 Eleven Madison Avenue      Managing Director and General              United States
                              New York, NY 10010         Counsel
                              USA


                                             SCHEDULE A-5

                    EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                                      (INTERNATIONAL) HOLDING AG

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (International) Holding AG. The
business address of Credit Suisse First Boston (International) Holding AG is Bahnhofstrasse 17, P.O.
Box 234, CH-6301 Zug, Switzerland.

Name                          Business Address           Title                          Citizenship
----                          ----------------           -----                          -----------

Barbara A Yastine             11 Madison Avenue          President, President of        United States
                              New York, NY 10010         the Board of Directors

Friedemann Renz               Uetlibergstrasse 231       Corporate Secretary            Germany
                              CH-8045 Zurich,
                              Switzerland

Marc Adam                     One Cabot Square,          Director                       Switzerland
                              London E14 4QJ,
                              Great Britain

Marco M. Illy                 Bahnhofstrasse 17          Director                       Switzerland
                              P.O. Box 234
                              CH-6301 Zug,
                              Switzerland

Andre Lamprecht               Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland

Fritz Muller                  Nuschelerstrasse 1         Director                       Switzerland
                              CH-8001, Zurich,
                              Switzerland

Agnes F. Reicke               Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland


                                         SCHEDULE A-6

        EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON (UK) INVESTMENTS


The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK)
Investments. The business address of Credit Suisse First Boston (UK) Investments is One Cabot
Square, London, UK, E14 4QJ.

Name                          Business Address           Title                  Citizenship
----                          ----------------           -----                  -----------

Nigel Paul Bretton            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director               United States
                              London E14 4QJ,
                              Great Britain

Kevin Lester Studd            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary      British
                              London E14 4QJ,
                              Great Britain


                                            SCHEDULE A-7

            EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON MANAGEMENT AG

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Management AG. The business address of Credit Suisse First Boston Management AG is Uetlibergstrasse 231, P.O. Box 990, CH-8070
Zurich, Switzerland.

Name                          Business Address           Title                          Citizenship
----                          ----------------           -----                          -----------

Andrea Wieland                Uetlibergstrasse 231       President, President of        Switzerland
                              CH-8045 Zurich,            the Board of Directors
                              Switzerland

Claude Jehle                  Uetlibergstrasse 231       Corporate Secretary            Switzerland
                              CH-8045 Zurich,
                              Switzerland

Madeleine Fink                Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland

Agnes F. Reicke               Uetlibergstrasse 231       Director                       Switzerland
                              CH-8045 Zurich,
                              Switzerland

Brigitte Spiess               Nuschelerstrasse 1         Director                       Switzerland
                              CH-8001, Zurich,
                              Switzerland


                                         SCHEDULE A-8

                EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE FIRST BOSTON
                                   (UK) INVESTMENTS HOLDINGS

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston (UK)
Investments Holdings. The business address of Credit Suisse First Boston (UK) Investments
Holdings is One Cabot Square, London, UK, E14 4QJ.

Name                          Business Address           Title                  Citizenship
----                          ----------------           -----                  -----------

Nigel Paul Bretton            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director               United States
                              London E14 4QJ,
                              Great Britain

Kevin Lester Studd            One Cabot Square,          Director               British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary      British
                              London E14 4QJ,
                              Great Britain


                                             SCHEDULE A-9

                                  EXECUTIVE OFFICERS AND DIRECTORS OF
                               CREDIT SUISSE FIRST BOSTON INTERNATIONAL

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston International. The business address of Credit Suisse First Boston International is One Cabot Square, London, UK, E14 4QJ.

Name                          Business Address           Title                           Citizenship
----                          ----------------           -----                           -----------

Tobias Guldimann              Paradeplatz 8,             Non-Executive Director          Swiss
                              CH-8070, Zurich
                              Switzerland

Ian Christopher Carter        One Cabot Square,          Director                        Canadian
                              London E14 4QJ,
                              Great Britain

James Kreitman                One Cabot Square,          Director                        United States
                              London E14 4QJ,
                              Great Britain

James Henry Leigh-Pemberton   One Cabot Square,          Director                        British
                              London E14 4QJ,
                              Great Britain

Costas P Michaelides          One Cabot Square,          Director                        United States
                              London E14 4QJ,
                              Great Britain

Trevor Charles Price          One Cabot Square,          Director                        British
                              London E14 4QJ,
                              Great Britain

Philip Keebler Ryan           Paradeplatz 8,             Non-Executive Director          United States
                              CH-8070, Zurich
                              Switzerland

Hector William Hepburn        One Cabot Square,          Non-Executive Director          British
Sants                         London E14 4QJ,
                              Great Britain

Richard Edward Thornburgh     11 Madison Avenue,         Non-Executive Director          United States
                              New York USA 10010

Graeme Russell                One Cabot Square,          Compliance Officer              British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Company Secretary               British
                              London E14 4QJ,
                              Great Britain

Nigel Paul Bretton            One Cabot Square,          Finance Officer                 British
                              London E14 4QJ,
                              Great Britain



                                                 Schedule A-10

                                      EXECUTIVE OFFICERS AND DIRECTORS OF
                                  CREDIT SUISSE FIRST BOSTON EQUITIES LIMITED

The following sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Credit Suisse First Boston Equities Limited. The business address of Credit
Suisse First Boston Equities Limited is One Cabot Square, London, UK, E14 4QJ.

Name                          Business Address           Title                                 Citizenship
----                          ----------------           -----                                 -----------

Nigel Paul Bretton            One Cabot Square,          Director and Finance Officer          British
                              London E14 4QJ,
                              Great Britain

Stuart Craig Eden             One Cabot Square,          Director                              New Zealand
                              London E14 4QJ,
                              Great Britain

James E. Kreitman             One Cabot Square,          Director                              United States
                              London E14 4QJ,
                              Great Britain

Costas P. Michaelides         One Cabot Square,          Director                              United States
                              London E14 4QJ,
                              Great Britain

Hector W.H. Sants             One Cabot Square,          Director                              British
                              London E14 4QJ,
                              Great Britain

Kevin Lester Studd            One Cabot Square,          Director and Compliance Officer       British
                              London E14 4QJ,
                              Great Britain

Graeme Russell                One Cabot Square,          Compliance Officer                    British
                              London E14 4QJ,
                              Great Britain

Nicholas John Hornsey         One Cabot Square,          Secretary                             British
                              London E14 4QJ,
                              Great Britain


                                   Schedule B

The following two tables list all trades effected by the Reporting Persons in the Company's Shares between February 16, 2004 and March 11, 2004, inclusive.

The following Share trades were effected in ordinary trading on the London Stock Exchange.


Trade Date      Booking Entity                                    Buy/Sell      Quantity    Price   Currency
FEB 16 2004     CSFB EQUITIES LIMITED                             Sell            60,753     7.932     GBP
FEB 16 2004     CSFB EQUITIES LIMITED                             Sell            28,747     7.925     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy                633     7.930     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Sell         3,000,000     7.942     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Sell         1,000,000     7.944     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy                300     7.930     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy          1,897,463     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             17,500     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy            157,300     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             25,600     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             13,700     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             11,700     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             23,800     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             41,500     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             19,900     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             20,600     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy          1,132,500     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             24,900     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy            250,000     7.936     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             19,600     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Sell            35,408     7.935     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy             24,400     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy            167,000     7.934     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Sell             2,583     7.935     GBP
FEB 17 2004     CSFB EQUITIES LIMITED                             Buy              5,081     7.935     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             16,212     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy              2,593     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy              1,067     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             16,212     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy              2,593     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy              1,067     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Sell         1,704,986     7.933     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy          6,000,000     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy            201,229     7.935     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             18,900     7.933     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy              7,428     7.956     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             17,540     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Sell            28,747     7.935     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy            158,400     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             13,800     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             11,700     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             24,000     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             41,800     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             20,000     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             20,700     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy          1,140,496     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             25,100     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             19,700     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy             24,650     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy            168,200     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy            229,976     7.930     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy            143,735     7.935     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy            143,735     7.935     GBP
FEB 18 2004     CSFB EQUITIES LIMITED                             Buy              7,000     7.930     GBP
FEB 19 2004     CSFB EQUITIES LIMITED                             Sell           354,983     7.930     GBP
FEB 19 2004     CSFB EQUITIES LIMITED                             Sell            28,747     7.930     GBP
FEB 20 2004     CSFB EQUITIES LIMITED                             Buy                100     7.945     GBP
FEB 20 2004     CSFB EQUITIES LIMITED                             Buy            100,000     7.938     GBP
FEB 20 2004     CSFB EQUITIES LIMITED                             Buy            246,230     7.942     GBP
FEB 20 2004     CSFB EQUITIES LIMITED                             Buy             19,013     7.942     GBP
FEB 20 2004     CSFB EQUITIES LIMITED                             Buy            100,000     7.938     GBP
FEB 20 2004     CSFB EQUITIES LIMITED                             Buy            223,090     7.945     GBP
FEB 20 2004     CSFB EQUITIES LIMITED                             Buy             74,110     7.945     GBP
FEB 23 2004     CSFB EQUITIES LIMITED                             Buy             25,200     7.955     GBP
FEB 23 2004     CSFB EQUITIES LIMITED                             Buy            100,000     7.960     GBP
FEB 23 2004     CSFB EQUITIES LIMITED                             Buy            100,000     7.960     GBP
FEB 23 2004     CSFB EQUITIES LIMITED                             Sell           423,110     7.955     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Buy            200,000     7.948     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Buy              2,500     7.955     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Buy              8,031     7.955     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Buy              2,710     7.955     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Buy              4,015     7.955     GBP
FEB 24 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy              5,718     7.955     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Buy             10,629     7.915     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Sell             5,718     7.955     GBP
FEB 24 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell             5,718     7.955     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Buy            200,000     7.948     GBP
FEB 24 2004     CSFB EQUITIES LIMITED                             Sell           100,000     7.955     GBP
FEB 25 2004     CSFB EQUITIES LIMITED                             Buy             22,000     7.960     GBP
FEB 26 2004     CSFB EQUITIES LIMITED                             Buy             95,117     7.960     GBP
FEB 26 2004     CSFB EQUITIES LIMITED                             Sell            57,494     7.960     GBP
FEB 26 2004     CSFB EQUITIES LIMITED                             Buy            200,000     7.948     GBP
FEB 26 2004     CSFB EQUITIES LIMITED                             Sell             3,250     7.960     GBP
FEB 27 2004     CSFB EQUITIES LIMITED                             Buy            485,469     7.955     GBP
FEB 27 2004     CSFB EQUITIES LIMITED                             Sell             2,552     7.960     GBP
FEB 27 2004     CSFB EQUITIES LIMITED                             Sell             2,717     7.960     GBP
MAR 01 2004     CSFB EQUITIES LIMITED                             Sell               615     7.960     GBP
MAR 01 2004     CSFB EQUITIES LIMITED                             Sell           167,672     7.960     GBP
MAR 01 2004     CSFB EQUITIES LIMITED                             Buy             40,000     7.959     GBP
MAR 01 2004     CSFB EQUITIES LIMITED                             Buy             40,000     7.959     GBP
MAR 02 2004     CSFB EQUITIES LIMITED                             Sell            68,000    14.681     USD
MAR 02 2004     CSFB EQUITIES LIMITED                             Sell            68,000    14.681     USD
MAR 02 2004     CSFB EQUITIES LIMITED                             Buy             68,000    14.681     USD
MAR 02 2004     CSFB EQUITIES LIMITED                             Sell           293,509     7.960     GBP
MAR 02 2004     CSFB EQUITIES LIMITED                             Buy             32,817     7.958     GBP
MAR 03 2004     CSFB EQUITIES LIMITED                             Buy                506     7.965     GBP
MAR 03 2004     CSFB EQUITIES LIMITED                             Sell             9,168     7.965     GBP
MAR 03 2004     CSFB EQUITIES LIMITED                             Buy             75,600     7.970     GBP
MAR 03 2004     CSFB EQUITIES LIMITED                             Buy             50,400     7.970     GBP
MAR 03 2004     CSFB EQUITIES LIMITED                             Buy            126,000     7.970     GBP
MAR 03 2004     CREDIT SUISSE FIRST BOSTON INTERNATIONAL          Buy              9,168     7.965     GBP
MAR 03 2004     CSFB EQUITIES LIMITED                             Buy            125,143     7.965     GBP
MAR 03 2004     CSFB EQUITIES LIMITED                             Buy             16,562     7.965     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Buy              5,000     7.965     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Buy              2,538     7.970     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Buy              5,353     7.970     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Sell           110,351     8.019     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Sell             2,178     7.972     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Sell             1,250     7.972     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Buy              8,215     7.965     GBP
MAR 04 2004     CSFB EQUITIES LIMITED                             Sell             1,255     7.972     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Sell           250,000     7.975     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Buy                356     7.970     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Buy              2,052     7.975     GBP
MAR 05 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy              9,042     7.975     GBP
MAR 05 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy                733     7.975     GBP
MAR 05 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy              2,066     7.975     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Buy            474,645     7.970     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Buy             59,691     7.970     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Sell             2,066     7.975     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Sell             9,042     7.975     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Sell               733     7.975     GBP
MAR 05 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell               733     7.975     GBP
MAR 05 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell             2,066     7.975     GBP
MAR 05 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell             9,042     7.975     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Buy                356     7.970     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Buy              2,052     7.975     GBP
MAR 05 2004     CSFB EQUITIES LIMITED                             Sell             4,395     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy            319,531     7.974     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             26,800     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             65,000     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             44,000     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             26,000     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             42,500     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             17,700     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             64,900     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             50,200     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy              7,500     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy              3,600     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             45,100     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             70,700     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             18,500     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             56,500     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy              8,400     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             32,400     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             38,500     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             42,700     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             15,000     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             16,700     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             25,200     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy              7,100     7.960     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy              3,600     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             25,200     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy              8,400     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             60,200     7.960     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             12,800     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy             32,100     7.975     GBP
MAR 08 2004     CSFB EQUITIES LIMITED                             Buy              6,500     7.975     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy             50,000     7.961     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Sell           300,000     7.945     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy          4,000,000     7.950     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Sell           125,000     7.945     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Sell           500,000     7.945     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Sell           100,000     7.952     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy            200,000     7.965     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Sell           800,000     7.945     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy            250,000     7.957     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy         10,978,546     7.940     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy             25,000     7.955     GBP
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            21,900     7.959     GBP
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            90,875     7.959     GBP
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           152,706     7.959     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy             44,000     7.949     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Sell         1,740,936     7.956     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy             90,875     7.959     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy            152,706     7.959     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Buy             21,900     7.959     GBP
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             90,875     7.959     GBP
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             21,900     7.959     GBP
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            152,706     7.959     GBP
MAR 09 2004     CSFB EQUITIES LIMITED                             Sell         1,500,000    14.618     USD
MAR 10 2004     CSFB EQUITIES LIMITED                             Sell           270,000     7.950     GBP
MAR 10 2004     CSFB EQUITIES LIMITED                             Sell           238,374     7.950     GBP

The following Share trades were effected in ordinary trading on Oslo Bors.

Trade Date      Booking Entity                                    Buy/Sell       Quantity      Price   Currency
FEB 16 2004     CSFB (EUROPE) LTD                                 Buy                  4      103.250     NOK
FEB 16 2004     CSFB (EUROPE) LTD                                 Sell                 4      103.000     NOK
FEB 16 2004     CSFB (EUROPE) LTD                                 Sell                15      103.000     NOK
FEB 17 2004     CSFB (EUROPE) LTD                                 Sell             5,000      103.250     NOK
FEB 17 2004     CSFB (EUROPE) LTD                                 Buy             17,755      103.198     NOK
FEB 17 2004     CREDIT SUISSE FIRST BOSTON INTERNATIONAL          Sell            17,755      103.198     NOK
FEB 17 2004     CSFB (EUROPE) LTD                                 Sell             1,900      103.250     NOK
FEB 17 2004     CSFB (EUROPE) LTD                                 Sell             6,400      103.250     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell               500      103.250     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell               500      103.250     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell               200      103.250     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell               500      103.250     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Buy                300      103.500     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell             3,732      103.604     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Buy              2,100      103.500     NOK
FEB 18 2004     CREDIT SUISSE FIRST BOSTON INTERNATIONAL          Buy              3,732      103.604     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell             1,332      103.500     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Buy              1,332      103.500     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell               100      103.250     NOK
FEB 18 2004     CSFB (EUROPE) LTD                                 Sell             1,300      103.250     NOK
FEB 24 2004     CSFB (EUROPE) LTD                                 Sell                 8      104.000     NOK
FEB 24 2004     CSFB (EUROPE) LTD                                 Sell                15      103.750     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            364,100      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            131,960      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             44,570      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            33,450      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           765,865      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            14,540      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            81,980      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           641,845      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           192,460      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           125,165      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           401,920      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           621,025      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell         5,816,520      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           261,785      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           739,085      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            71,875      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           135,700      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            58,430      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            32,780      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell             2,651      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           130,700      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            17,320      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            13,700      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           260,319      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            60,051      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           103,000      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           260,319      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell            60,051      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Sell           103,000      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Sell        11,942,546        7.940     GBP
MAR 09 2004     CSFB (EUROPE) LTD                                 Sell           250,000        7.957     GBP
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             33,450      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            765,865      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             14,540      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             81,980      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            641,845      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            192,460      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            125,165      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            401,920      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            621,025      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy          5,816,520      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            261,785      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            739,085      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             71,875      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            135,700      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             58,430      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             32,780      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy              2,651      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            130,700      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             17,320      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             13,700      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            260,319      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             60,051      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            103,000      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             33,450      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            765,865      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             14,540      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             81,980      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            641,845      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            192,460      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            125,165      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            401,920      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            621,025      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy          5,816,520      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            261,785      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            739,085      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             71,875      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            135,700      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             58,430      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             32,780      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy              2,651      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            130,700      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             17,320      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             13,700      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            260,319      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             60,051      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            103,000      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            260,319      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             60,051      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            103,000      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            260,319      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy             60,051      101.079     NOK
MAR 09 2004     CREDIT SUISSE FIRST BOSTON LLC                    Buy            103,000      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            125,750      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy             44,570      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            131,960      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Buy            364,100      101.079     NOK
MAR 09 2004     CSFB (EUROPE) LTD                                 Sell            20,000      102.000     NOK


The following table lists all trades effected by the Reporting Person in the Company's ADRs. All ADR trades were effected in ordinary trading on the New York Stock Exchange.


Trade Date      Booking Entity                   Buy/Sell   Quantity     Price    Currency
FEB 17 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       200        75.540       USD
FEB 18 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       100        75.300       USD
FEB 18 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       100        75.540       USD
FEB 20 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       100        74.600       USD
FEB 24 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       100        74.950       USD
FEB 26 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       300        74.000       USD
FEB 27 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       100        73.920       USD
FEB 27 2004     CREDIT SUISSE FIRST BOSTON LLC     Sell       100        73.980       USD
MAR 03 2004     CREDIT SUISSE FIRST BOSTON LLC     Buy        100        72.770       USD
MAR 05 2004     CREDIT SUISSE FIRST BOSTON LLC     Buy        200        73.700       USD